United States Securities and Exchange Commission
                         Washington, D.C. 20549


                                FORM 11-K

(Mark One)

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [FEE REQUIRED] for the fiscal year ended August 31, 1995


                                    OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________________________ to __________________________

Commission file number 1-3789








A.  Full title of plan: Employee Investment Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
        Southwestern Public Service Company
        Tyler at Sixth, Amarillo, Texas 79101

INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Southwestern Public Service Company
   Employee Investment Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Southwestern Public Service Company Employee Investment Plan and Trust (formerly Southwestern Public Service Company Tax Benefit Plan and Trust) (the "Plan") as of August 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules,
Item 27a - Schedule of Assets Held for Investment Purposes as of August 31, 1995, and Item 27d - Schedule of Reportable Transactions for the year ended August 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP


October 27, 1995


SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AUGUST 31, 1995 AND 1994

ASSETS                                                     1995         1994
INVESTMENTS AT FAIR VALUE:
   Southwestern Public Service Company Common Stock    $64,632,180   $32,620,608
   Boatmen's Short-Term Investment Fund                    989,218
   Shares of registered investment companies:
      Fidelity Value Fund                                  241,341
      T Rowe Price International Stock Fund                 95,849
      Strong Government Securities Fund                     60,276


                                                        66,018,864    32,620,608

RECEIVABLES:
   Employer's contributions                                278,758       205,437
   Participants' contributions                             297,682       482,602
   Accrued interest and dividends                        1,190,661       670,704


                                                         1,767,101     1,358,743

CASH                                                         2,931

           Total assets                                 67,788,896    33,979,351


LIABILITIES

BANK OVERDRAFT                                                               105

NET ASSETS AVAILABLE FOR BENEFITS                      $67,788,896   $33,979,246


See notes to financial statements.



SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED AUGUST 31, 1995 AND 1994



                                                                                          1995               1994
ADDITIONS:
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in fair value of investments                      $ 4,948,819       $(4,414,960)
      Interest                                                                               44,488
      Dividends                                                                           4,189,784         2,548,004


                                                                                          9,183,091        (1,866,956)

   Contributions:
      Employer's contributions                                                            1,147,087           205,437
      Participants' contributions                                                         4,251,646         3,215,576
      Rollover contributions                                                                  7,118


                                                                                          5,405,851         3,421,013

           Total additions                                                               14,588,942         1,554,057

DEDUCTIONS:
Deductions from net assets attributed to:
   Distributions to participants                                                          2,852,575         2,071,130
   Dividends paid to participants                                                         1,738,747


           Total deductions                                                               4,591,322         2,071,130


EXCESS (DEFICIENCY) OF ADDITIONS OVER DEDUCTIONS                                          9,997,620          (517,073)

TRANSFER OF NET ASSETS FROM EMPLOYEE STOCK
   OWNERSHIP PLAN AND TRUST                                                              23,812,030

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                                          33,809,650          (517,073)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                     33,979,246        34,496,319


   End of year                                                                          $67,788,896       $33,979,246



See notes to financial statements.


SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 1995 AND 1994



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Plan Merger - The plan sponsor, Southwestern Public Service Company (the "Company" or "Employer") merged the Southwestern Public Service Company Employee Stock Ownership Plan and Trust (the "ESOP") into the Southwestern Public Service Company Tax Benefit Plan and Trust (the "Tax Benefit Plan") effective March 1, 1995, and renamed the combined plans the Southwestern Public Service Company Employee Investment Plan and Trust (the "Plan"). Accordingly, the statement of changes in net assets available for benefits for the year ended August 31, 1995, reflects the transfer of the ESOP's assets to effect the merger.

      Basis of Presentation - The accompanying financial statements of the Plan (formerly Southwestern Public Service Company Tax Benefit Plan and Trust) have been prepared on the accrual basis of accounting.

      Investments - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year- end. The Company common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains or losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year.

      Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

      In addition to participant and Employer matching contributions directed to the Boatmen's Short-Term Investment Fund, this fund also includes uninvested participant and Employer matching contributions and undistributed dividends (see Note 3).

      Trust Management - Boatmen's National Bank of Amarillo (the "Trustee") manages the assets of the Plan under the terms of a trust agreement.

2.    DESCRIPTION OF THE PLAN

      The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

      General - The Plan is a defined contribution plan established to provide eligible employees who elect to participate in the savings portion of the Plan an opportunity to save by having a portion of their pretax compensation deferred and contributed to the Plan, and to provide all eligible employees with an opportunity to accumulate capital ownership in the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by an Administrative Committee appointed by the Company's Board of Directors.

      Participation - Any eligible employee who was a participant in the ESOP or Tax Benefit Plan prior to the effective date of this Plan (March 1, 1995) is a participant in this Plan as of the effective date.

      After March 1, 1995, employees shall be eligible to participate in the Plan on the June 1, September 1, December 1 or March 1 following the date the employee completes one year of service.

      Contributions - The Company, at its discretion, may make matching and/or additional contributions to the Plan each Plan Quarter in cash or shares of the Company's common stock. However, the Employer's contributions for any year, including payment of related administrative and investment expenses, cannot exceed the amount of federal income tax benefit to the Company resulting from the deduction for cash dividends paid on shares of Company common stock owned by the Plan and the additional tax benefit resulting from the Employer's contribution to the Plan.

      For the six-month period ended March 1, 1995, the Company contributed to the Plan 25% of the maximum contribution, reduced by combined administrative and investment expenses of the Tax Benefit Plan and the ESOP of approximately $160,000. The remaining 75% was contributed to the ESOP.

      For the six-month period ended August 31, 1995, the Company contributed to the Plan the maximum contribution, reduced by administrative and investment expenses of approximately $146,000, as salary match, deferral match and optional employer contributions.

      Contributions by employees are limited to 15% of base salary. Under the Tax Benefit Plan provisions, all contributions were invested in shares of the Company common stock. Effective March 1, 1995, participants may elect to have 25% of their contributions and Company matching contributions, invested among the following investment options: Fidelity Value Fund, T Rowe Price International Stock Fund, Strong Government Securities Fund and Boatmen's Short-Term Investment Fund. If participants do not elect one of the aforementioned investment options, all of their contributions and matching contributions are invested in shares of the Company's common stock.

      Annual additions to a participant's account may not exceed the lesser of 25% of the participant's compensation for the year or $30,000.

      Vesting - Employees are fully vested in their contributions and are fully vested in their pro rata share of the Employer's contributions.

      Distributions - The Plan provides that, upon termination of employment for any reason, distributions of benefits to participants which are less than $3,500 are to be made within a reasonable time following termination, generally not to exceed 60 days following the close of the plan year in which such termination occurs. Distributions of benefits to participants which exceed $3,500 are generally made when the participant reaches age
      65. However, terminated participants may provide a written request to the Administrative Committee to receive benefits at an earlier date. Distributions are made in full shares of Company common stock and cash for any partial shares. The balance of the account is paid in cash.

      The Plan provides for hardship withdrawals under certain conditions.

      Amounts due to previous  participants  of the Plan as of August 31,  1995,
      included   16,148  shares,   representing  a  year-end   market  value  of
      approximately $486,000.

      Allocations - The Employer deferral match and optional contributions are allocated in the proportion each participant's contribution to the Plan bears to the contributions of all participants. The Employer salary match is allocated in the proportion each participant's salary bears to the salaries of all participants.

      Termination of the Plan - The Plan may be terminated at any time by the Employer. In the event of termination, the Plan's Administrative Committee shall direct the Trustee to distribute the assets remaining in the Plan to participants and beneficiaries in proportion to their respective account balances. The Employer has no intentions of terminating the Plan.

      Administrative and Investment Expenses - The Plan provides that administrative expenses may be paid by the Plan; however, administrative expenses and fees incurred in connection with the investment of funds for the Plan have been paid by the Company in 1995 and 1994, and such amounts have reduced the amount of the Employer contribution to the Plan. Included in that amount are reimbursements of certain personnel-related expenses incurred by the Company.

3.    DIVIDENDS PAYABLE

      In accordance with plan provisions, dividends received on shares of Company stock are distributed to participants in the course of six biweekly pay periods beginning one month after the dividends are received. For dividends declared May 31, 1995, and received by the Plan on June 1, 1995, the amount due to participants as of August 31, 1995, was approximately $578,000.

      Dividends declared on August 31, 1995, but not received by the Plan until after year-end, were approximately $1,185,000, and are also due to participants and will be distributed in accordance with the Plan provisions.

4.    FEDERAL INCOME TAXES

      The Tax Benefit Plan and the ESOP received favorable determination letters dated July 25, 1995, and August 24, 1995, respectively, covering all amendments made to the plans before the merger. A determination letter request for the Plan was filed subsequent to year-end with the Internal Revenue Service to cover the Plan merger and a recent plan amendment (see
      Note 5). However, in the opinion of the plan administrator, the Plan and its underlying trust is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.    PLAN AMENDMENTS

      The Plan will be amended from time to time, as required, to comply with legal requirements upon the advice of the Plan's legal counsel. Other amendments may be necessary to ensure that the Plan is appropriate within the industry and community. The Plan adopted an amendment subsequent to year-end to conform with legal requirements.

6.    FUND INFORMATION

      Participant contributions, distributions to participants, net appreciation (depreciation) in fair value of investments and dividend income by fund are as follows for the years ended August 31, 1995 and 1994:



                                                                                      1995               1994

Participant contributions:
   Southwestern Public Service Company
      Common stock                                                                $  3,821,073       $  3,215,576
   Fidelity Value Fund                                                                 240,087
   T Rowe Price International Stock Fund                                                96,549
   Strong Government Securities Fund                                                    62,038
   Boatmen's Short-Term Investment Fund                                                 31,899


                                                                                  $  4,251,646       $  3,215,576


Distribution to participants:
   Southwestern Public Service Company
      Common Stock                                                                $  2,852,575       $  2,071,130


Net appreciation (depreciation) in fair value of investments:
   Southwestern Public Service Company
      Common Stock                                                                $  4,938,218       $ (4,414,960)
   Fidelity Value Fund                                                                   9,021
   T Rowe Price International Stock Fund                                                 1,077
   Strong Government Securities Fund                                                       503


                                                                                  $  4,948,819       $ (4,414,960)


Dividend income:
   Southwestern Public Service Company
      Common Stock                                                                $  4,189,335       $  2,548,004
   Strong Government Securities Fund                                                       449


                                                                                  $  4,189,784       $  2,548,004



SOUTHWESTERN PUBLIC SERVICE COMPANY                                                                             SCHEDULE 1
EMPLOYEE INVESTMENT PLAN AND TRUST

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AUGUST 31, 1995

                                                                      Number of
Type of Investment and Issuer                                         Shares         Cost                Fair Value

COMMON STOCKS:
   Southwestern Public Service Company
      Common Stock*                                                   2,154,406      $ 53,176,419        $ 64,632,180

REGISTERED INVESTMENT COMPANIES:
   Fidelity Value Fund                                                5,076.584           232,320             241,341
   T Rowe Price International Stock Fund                              7,914.878            94,772              95,849
   Strong Government Securities Fund                                  5,751.549            59,773              60,276

SHORT-TERM INVESTMENTS:
   Boatmen's Short-Term Investment Fund*                                989,218           989,218             989,218


TOTAL                                                                                $ 54,552,502        $ 66,018,864



*Represents transaction with party-in-interest.



SOUTHWESTERN PUBLIC SERVICE COMPANY                                                                              SCHEDULE 2
EMPLOYEE INVESTMENT PLAN AND TRUST


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED AUGUST 31, 1995


                                                                     Expenses
                                                                     Incurred                        Current Value
                              Description                            With                            of Asset on          Net Gain
Identity of Party Involved    of Transaction       Purchase Price    Transaction    Cost of Asset    Transaction Date     (Loss)


Boatmen's Trust Company       21 purchases of      $6,111,830        $6,597         $6,105,233       $6,111,830             --
                              Southwestern Public
                              Service Company
                              common stock
                              (219,891 shares)*

Boatmen's Trust Company       20 purchases of       3,248,577          --            3,248,577        3,248,577             --
                              Boatmen's Short-Term
                              Investment Fund
                              (3,248,577 shares)*

Boatmen's Trust Company       20 sales of           2,259,329          --            2,259,329        2,259,329             --
                              Boatmen's Short-Term
                              Investment Fund
                              (2,259,329 shares)*

*  Represents transaction with party-in-interest



                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Investment Plan and Trust Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



SOUTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE INVESTMENT PLAN AND TRUST

 Bill D. Helton

Chairman of the Board
and Chief Executive Officer
of Southwestern Public Service Company
Member of the Employee Investment Plan and
Trust Administrative Committee





DATE: January 12, 1996